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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------

                             CONCENTRA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          KL ACQUISITION CORPORATION
                         A WHOLLY-OWNED SUBSIDIARY OF
                              ORACLE CORPORATION
                                   (BIDDERS)

                   COMMON STOCK, PAR VALUE $.00001 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                  205897 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ------------------

                               DANIEL COOPERMAN
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              ORACLE CORPORATION
                              500 ORACLE PARKWAY
                           REDWOOD SHORES, CA 94065
                                (650) 506-7000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  Copies to:

                             DONALD M. KELLER, JR.
                              STEVEN J. TONSFELDT
                               VENTURE LAW GROUP
                          A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                             MENLO PARK, CA 94025
                                (650) 854-4488

                           CALCULATION OF FILING FEE

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
          TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
                $52,041,682                                   $10,409

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*  For purposes of fee calculation only. The total transaction value is based on 6,103,944 shares of common stock, together with the associated preferred stock purchase rights (collectively, the "Shares"), outstanding as of November 10, 1998 plus 1,330,582 of the Shares issuable upon the exercise of outstanding options or other rights to acquire shares as of that date, multiplied by the offer price of $7.00 per Share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.

        Amount Previously Paid:    None           Filing Party: Not applicable
        Form or Registration No.:  Not applicable Date Filed:   Not applicable

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

 CUSIP No. 205897 10 1               14D-1                    Page  2  of  8



     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            ORACLE CORPORATION

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [_]
            (b) [_]

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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS
            WC

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(e) or 2(f)
            N/A

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

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     7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,374,318

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     8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
            SHARES
            [_]

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     9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
            38.9%* (AS OF NOVEMBER 10, 1998)

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    10      TYPE OF REPORTING PERSON*
            CO


* See the "INTRODUCTION" of the Offer to Purchase, which is incorporated herein by reference, for a description of the Support Agreements among Oracle Corporation and certain major stockholders of Concentra Corporation.

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            KL ACQUISITION CORPORATION

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [_]
            (b) [_]

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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS
            AF

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(e) or 2(f)
            N/A

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

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     7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,374,318

-------------------------------------------------------------------------

     8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
            SHARES
            [_]

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     9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
            38.9%* (AS OF NOVEMBER 10, 1998)

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    10      TYPE OF REPORTING PERSON
            CO


* See the "INTRODUCTION" of the Offer to Purchase, which is incorporated herein by reference, for a description of the Support Agreements among Oracle Corporation and certain major stockholders of Concentra Corporation.

                                 INTRODUCTION

   This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by KL Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.00001 per share (the "Common Stock") of Concentra Corporation, a Delaware corporation (the "Company"), and the associated Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement between the Company and First National Bank of Boston, as Rights Agent, dated as of April 24, 1997, as amended November 10, 1998 (the "Rights Agreement") at a price of $7.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 1998, by and among Parent, the Purchaser and the Company (the "Merger Agreement"), which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by the Purchaser, Parent or any subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with the General Corporation Law of the State of Delaware) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

  This Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and Purchaser of beneficial ownership of the Shares pursuant to the Merger Agreement and the Support Agreements described in the Offer to Purchase under "INTRODUCTION" which is incorporated herein by reference.

  The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical financial information, was supplied by the Company. Parent and the Purchaser take no responsibility for the accuracy of such information.

  ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Concentra Corporation, a Delaware corporation with its principal executive offices at 21 North Avenue, Burlington, Massachusetts 01803-3301.

  (b) The class of equity securities being sought is all of the Company's Common Stock and the associated Rights. The information set forth in the Offer to Purchase under "INTRODUCTION" is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under "THE OFFER--Price Range of the Shares" is incorporated herein by reference.

  ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Offer to Purchase under "INTRODUCTION," "THE OFFER--Certain Information Concerning the Purchaser and Parent" and in Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (e)-(f) During the last five years, none of Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
COMPANY.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," "THE OFFER--Certain Information Concerning the Purchaser and Parent" and "THE OFFER--Intercompany Arrangements Between Parent and the Company; Other Existing Agreements" is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "THE OFFER--Certain Information Concerning the Company" and "THE OFFER--Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

  ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the Offer to Purchase under "THE OFFER--Financing of the Offer and the Merger" is incorporated herein by reference.

  (c) Not applicable.

  ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

  (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS-- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "SPECIAL FACTORS--The Merger Agreement" is incorporated herein by reference.

  (f)-(g) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "THE OFFER--Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in the Offer to Purchase under "THE OFFER-- Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

  (b) Not applicable.

  ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS-- Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," "THE OFFER--Certain Information Concerning the Purchaser and Parent" and "THE OFFER--Intercompany Agreements between Parent and the Company; Other Existing Agreements" is incorporated herein by reference.

  ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Offer to Purchase under "THE OFFER--Fees and Expenses" is incorporated herein by reference.

  ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Not applicable.

  ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and Merger" and "SPECIAL
FACTORS--Certain Information Concerning the Purchaser and Parent; Other Existing Agreements" is incorporated herein by reference.

  (b)-(c) The information set forth in the Offer to Purchase under "THE OFFER--Certain Legal Matters" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under "THE OFFER-- Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, and the Agreement and Plan of Merger, dated as of November 10, 1998, by and among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference in its entirety.

  ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
 NUMBER  EXHIBIT NAME
 ------- ----------------------------------------------------------------------
 (a)(1)  Offer to Purchase, dated November 17, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Form of Letter from Information Agent to Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.
 (a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
         Nominees to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Form of Summary Advertisement dated November 17, 1998.
 (a)(8)  Press Release, dated November 10, 1998, issued by Oracle.
 (b)     Not applicable.
 (c)(1)  Agreement and Plan of Merger, dated as of November 10, 1998, by and among Concentra Corporation, KL Acquisition Corporation and Oracle
         Corporation.
 (c)(2)  Form of Support Agreement, dated November 10, 1998 by and among Oracle
         Corporation and San Giorgio S.A., Special Situations Fund III, L.P.,
         Special Situations Private Equity Fund, L.P., Special Situations
         Cayman Fund, L.P., Special Situations Technology Fund, L.P., Lawrence
         W. Rosenfeld, as an individual and trustee, Toyo Corporation, and
         Stephen J. Cucchiaro.
 (c)(3)  Confidential Disclosure Agreement dated September 11, 1998, between
         Concentra Corporation and Oracle Corporation.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Oracle Corporation

                                          By: /s/ Daniel Cooperman
                                             __________________________________
                                             Daniel Cooperman
                                             Senior Vice President, General
                                             Counseland Secretary

Dated: November 17, 1998

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          KL Acquisition Corporation

                                          By: /s/ Thomas Theodores
                                             __________________________________
                                             Thomas Theodores
                                             Vice President, Secretary

Dated: November 17, 1998

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  EXHIBIT NAME
 ------- ----------------------------------------------------------------------
 (a)(1)  Offer to Purchase, dated November 17, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Form of Letter from Information Agent to Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.
 (a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
         Nominees to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Form of Summary Advertisement dated November 17, 1998.
 (a)(8)  Press Release, dated November 10, 1998, issued by Oracle.
 (b)     Not applicable.
 (c)(1)  Agreement and Plan of Merger, dated as of November 10, 1998, by and among Concentra Corporation, KL Acquisition Corporation and Oracle
         Corporation.
 (c)(2)  Form of Support Agreement, dated November 10, 1998 by and among Oracle
         Corporation and San Giorgio S.A., Special Situations Fund III, L.P.,
         Special Situations Private Equity Fund, L.P., Special Situations
         Cayman Fund, L.P., Special Situations Technology Fund, L.P., Lawrence
         W. Rosenfeld, as an individual and trustee, Toyo Corporation, and
         Stephen J. Cucchiaro.
 (c)(3)  Confidential Disclosure Agreement dated September 11, 1998, between
         Concentra Corporation and Oracle Corporation.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.